UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the Three Months ended March 31, 2010.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2010

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2010

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) our expectation of a higher short-term incentive compensation award for fiscal year 2010 compared to fiscal year 2009; (ii) our belief that our liquidity has not been materially impacted by the current credit environment; (iii) our belief that we will obtain acceptable terms when we extend our secured debt facility; and (iv) our belief that, assuming that our lenders remain solvent, that our cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2010 (our “2009 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flows involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Quarterly Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2009 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2010 and December 31, 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$56,056	$56,819
Accounts receivable, net of allowance for doubtful accounts of $8,068 and $8,347 in 2010 and 2009, respectively	57,125	68,896
Net investment in direct financing and sales-type leases	18,280	17,225
Containers held for sale	8,994	11,027
Prepaid expenses	1,646	1,785
Deferred taxes	1,457	1,463
Due from affiliates, net	1	126

Total current assets	143,559	157,341
Restricted cash	14,132	6,586
Containers, net of accumulated depreciation of $341,206 and $343,513 at 2010 and 2009, respectively	1,053,960	1,061,866
Net investment in direct financing and sales-type leases	75,708	63,326
Fixed assets, net of accumulated depreciation of $8,496 and $8,512 at 2010 and 2009, respectively	1,861	1,986
Intangible assets, net of accumulated amortization of $22,689 and $20,897 at 2010 and 2009, respectively	64,875	66,692
Interest rate swaps	135	731
Other assets	1,306	1,495

Total assets	$1,355,536	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$8,512	$9,078
Accrued expenses	7,588	9,740
Container contracts payable	14,491	13,140
Deferred revenue	7,252	7,948
Due to owners, net	13,172	14,141
Secured debt facility	22,988	16,500
Bonds payable	51,500	51,500

Total current liabilities	125,503	122,047
Revolving credit facility	97,000	79,000
Secured debt facility	283,062	313,021
Bonds payable	214,054	226,875
Deferred revenue	8,379	11,294
Interest rate swaps	9,975	8,971
Income tax payable	18,282	18,656
Deferred taxes	7,383	6,894

Total liabilities	763,638	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,005,013 and 47,760,771 at 2010 and 2009, respectively	480	478
Additional paid-in capital	173,136	170,497
Accumulated other comprehensive loss	(157)	(111)
Retained earnings	342,653	329,449

Total Textainer Group Holdings Limited shareholders’ equity	516,112	500,313
Noncontrolling interest	75,786	72,952

Total equity	591,898	573,265

Total liabilities and equity	$1,355,536	$1,360,023

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months Ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2010	2009
Revenues:
Lease rental income	$49,581	$49,095
Management fees	6,408	5,844
Trading container sales proceeds	3,812	2,265
Gains on sale of containers, net	5,158	2,680
Gains (losses) on sales-type leases, net	4,240	(303)

Total revenues	69,199	59,581

Operating expenses:
Direct container expense	9,376	7,822
Cost of trading containers sold	2,983	2,003
Depreciation expense	12,843	11,152
Amortization expense	1,577	1,610
General and administrative expense	5,348	5,325
Short-term incentive compensation expense	766	595
Long-term incentive compensation expense	2,075	841
Bad debt (recovery) expense, net	(276)	667

Total operating expenses	34,692	30,015

Income from operations	34,507	29,566

Other income (expense):
Interest expense	(2,654)	(3,300)
Gain on early extinguishment of debt	—	3,100
Interest income	8	34
Realized losses on interest rate swaps and caps, net	(2,753)	(3,903)
Unrealized (losses) gains on interest rate swaps, net	(1,600)	1,329
Gain on lost military containers, net	242	139
Other, net	(63)	(271)

Net other expense	(6,820)	(2,872)

Income before income tax and noncontrolling interest	27,687	26,694
Income tax expense	(614)	(2,156)

Net income	27,073	24,538
Less: Net income attributable to the noncontrolling interest	(2,834)	(3,627)

Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.51	$0.44
Diluted	$0.50	$0.44
Weighted average shares outstanding (in thousands):
Basic	47,966	47,761
Diluted	48,763	47,763

See accompanying notes to condensed consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$27,073	$24,538

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	12,843	11,152
Bad debt (recovery) expense, net	(276)	667
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Amortization of debt issuance costs	512	623
Amortization of intangible assets	1,577	1,610
Amortization of acquired above-market leases	240	368
Amortization of deferred revenue	(1,813)	—
Amortization of unearned income on direct financing and sales-type leases	(1,763)	(1,798)
Gains on sale of containers and lost military containers, net	(5,400)	(2,819)
(Gains) losses on sales-type leases, net	(4,240)	303
Gain on early extinguishment of debt	—	(3,100)
Share-based compensation expense	2,193	814
Changes in operating assets and liabilities	10,482	1,641

Total adjustments	15,955	8,132

Net cash provided by operating activities	43,028	32,670

Cash flows from investing activities:
Purchase of containers and fixed assets	(31,469)	(5,847)
Proceeds from sale of containers and fixed assets	17,389	12,718
Receipt of principal payments on direct financing and sales-type leases	6,658	6,249

Net cash (used in) provided by investing activities	(7,422)	13,120

Cash flows from financing activities:
Proceeds from revolving credit facility	18,000	—
Principal payments on revolving credit facility	—	(50,000)
Proceeds from secured debt facility	8,000	57,000
Principal payments on secured debt facility	(31,500)	(31,500)
Principal payments on bonds payable	(12,875)	(14,500)
Purchase of bonds payable	—	(3,022)
(Increase) decrease in restricted cash	(7,546)	2,678
Debt issuance costs	(11)	(20)
Issuance of common shares	644	—
Dividends paid	(11,035)	(10,985)

Net cash used in financing activities	(36,323)	(50,349)

Effect of exchange rate changes	(46)	(70)

Net decrease in cash and cash equivalents	(763)	(4,629)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of period	$56,056	$66,861

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2010	2009
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest and realized losses on interest rate swaps and caps, net	$4,986	$6,690
Income taxes	$90	$24
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$1,351	$(2,068)
Containers placed in direct financing and sales-type leases	$14,092	$3,347

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management (see Note 7 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 furnished to the Securities and Exchange Commission on March 17, 2010.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of March 31, 2010, and the consolidated results of operations and cash flows for the three months ended March 31, 2010 and 2009. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2010.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents is comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 8 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value.

On April 15, 2009, the Company purchased the exclusive rights to manage the approximately 145,000 TEU container fleet of Amficon for a total purchase price equal to $10,600. The total purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, the Company purchased approximately 53,000 TEU of the containers that it had been managing for Amficon for a total purchase price equal to $63,676 and relinquished management rights for those containers previously recorded as an intangible asset of $3,378. Amortization expense for the three months ended March 31, 2010 was $166.

On June 12, 2009, the Company purchased the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”) for a total purchase price equal to $2,954. The total purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the three months ended March 31, 2010 was $53.

The changes in the carrying amount of intangible assets during the three months ended March 31, 2010 are as follows:

Balance as of December 31, 2009	$66,692
Amortization of step acquisition adjustment related to lease contracts (1)	(240)
Amortization expense	(1,577)

Balance as of March 31, 2010	$64,875

(1)	Represents amortization of a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2010:

Twelve months ending March 31:
2011	$6,491
2012	6,990
2013	7,136
2014	7,391
2015 and thereafter	36,867

Total future amortization of intangible assets	$64,875

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the containers’ useful lives with a bargain purchase option at the end of the lease term or the lease term is equal to or greater than 75 percent of the containers’ estimated useful lives. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(g)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(h)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions by recognizing the effect on income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(i)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a damage protection plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(j)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, virtually all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended March 31, 2010 and 2009, $3,556 (or 38%) and $3,297 (or 42%), respectively, of the Company’s direct container expenses were paid in 17 and 15 different foreign currencies for the three months ended March 31, 2010 and 2009, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency that are significant enough to warrant such hedging and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for revenue from one major lessee that amounted to 12% of the Company’s lease rental income for the three months ended March 31, 2010 and 2009, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 20% and 16% of the Company’s accounts receivable, net as of March 31, 2010 and December 31, 2009, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(k)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the condensed consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At March 31, 2010 and December 31, 2009, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $86,783 and $74,698 at March 31, 2010 and December 31, 2009, respectively, compared to a book value of $93,988 and $80,551 at March 31, 2010 and December 31, 2009, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $630,709 and $639,591 at March 31, 2010 and December 31, 2009, respectively, compared to a book value of $668,604 and $686,896 at March 31, 2010 and December 31, 2009, respectively.

(l)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in Realized (losses) gains on derivative instruments, net in the condensed consolidated statement of income.

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as unrealized losses on interest rate swaps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(o)	Reclassifications

Certain reclassifications of 2009 amounts have been made in order to conform with the 2010 financial statement presentation. On the Company’s condensed consolidated balance sheet as of December 31, 2009, containers, net of $9,756 was reclassified to containers held for sale. On the Company’s condensed consolidated statement of income for the three months ended March 31, 2009, gains on sale of containers, net of $(303) was reclassified to losses on sales-type leases, net. On the Company’s condensed consolidated statement of cash flow for the three months ended March 31, 2009, receipt of principal payments on direct financing and sales-type leases of $1,798 was reclassified to amortization of unearned income on direct financing and sales-type leases.

(p)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised, and all outstanding restricted share units were converted, into common shares. Share options for the three months ended March 31, 2010 and 2009 of 218,904 and 1,036,050, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended March 31,
	2010	2009
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders - basic and diluted EPS	$24,239	$20,911
Denominator:
Weighted average common shares outstanding - basic	47,966	47,761
Dilutive share options and restricted share units	797	2

Weighted average common shares outstanding - diluted	48,763	47,763

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.51	$0.44
Diluted	$0.50	$0.44

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(q)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2010
Assets
Interest rate swaps	$—	$135	$—

Total	$—	$135	$—

Liabilities
Interest rate swaps	$—	$9,975	$—

Total	$—	$9,975	$—

December 31, 2009
Assets
Interest rate swaps	$—	$731	$—

Total	$—	$731	$—

Liabilities
Interest rate swaps	$—	$8,971	$—

Total	$—	$8,971	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2010 and December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Impairments (2)
	(Level 1)	(Level 2)	(Level 3)
March 31, 2010
Assets
Containers identified for sale (1)	$—	$1,904	$—	$557

Total	$—	$1,904	$—	$557

December 31, 2009
Assets
Containers identified for sale (1)	$—	$2,411	$—	$601

Total	$—	$2,411	$—	$601

(1)	Included in containers held for sale in the accompanying condensed consolidated balance sheets.

(2)	Included in depreciation expense in the accompanying condensed consolidated statements of income.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sale, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three months ended March 31, 2010 and 2009 of $557 and $446, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $349,120 notional amount of interest rate swaps using Level 2 inputs. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $9,840 and $8,240 as of March 31, 2010 and December 31, 2009, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $53 as of March 31, 2010. The change in fair value for the three months ended March 31, 2010 and 2009 of $(1,600) and $1,329, respectively, was recorded in the condensed consolidated statement of income as part of unrealized (losses) gains on interest rate swaps, net.

(r)	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-16 (“ASU 2009-16”) Transfers and Servicing (Topic 860)— Accounting for Transfers and Services of Financial Assets, which formally codifies FASB Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets— an Amendment of FASB Statement No. 140 that was issued in June 2009, into the FASB’s Accounting Standards CodificationTM (“ASC”). The objective of ASU 2009-16 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU 2009-16 became effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. Accordingly, the Company adopted ASU 2009-16 on January 1, 2010. The adoption of ASU 2009-16 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

The FASB issued ASU 2009-17 Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which formally codifies FASB SFAS No. 167, Amendments to FASB Interpretation No. 46(R) that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-17 is to improve financial reporting by companies involved with variable interest entities. ASU 2009-17 requires companies to perform an analysis to determine whether the companies’ variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 became effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. Accordingly, the Company adopted ASU 2009-17 on January 1, 2010. The adoption of ASU 2009-17 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

The FASB issued ASU 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently assessing the impact of ASU 2009-13 on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. ASU 2010-06 provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company adopted ASU 2010-6, with the exception of the reconciliation requirements for level 3 activity, on January 1, 2010, which had no impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not believe that the adoption of the reconciliation requirements of ASU 2010-6 for level 3 activity will have a material impact on its consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Purchase-leaseback Transactions

On March 31, 2009 and July 16, 2009, the Company completed purchase-leaseback transactions for approximately 5,900 and 28,900 containers, respectively, with an Asian shipping line for total purchase prices of $1,361 and $11,914, respectively. The total purchase price and leaseback rental rates were below market rates. The prepayment of the leases by the lessee by selling the containers at below-market prices to the Company was recorded as follows:

Containers, net of accumulated depreciation	$40,291
Deferred revenue—operating lease contracts	(27,016)

Purchase price	$13,275

The deferred revenue is being amortized to lease rental income over the three-year term of the lease contracts.

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2010 and 2009 were as follows:

	Three Months Ended March 31,
	2010	2009
Fees from affiliated owners	$1,201	$1,162
Fees from unaffiliated owners	4,742	4,230

Fees from owners	5,943	5,392
Other fees	465	452

Total management fees	$6,408	$5,844

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2010 and December 31, 2009 consisted of the following:

	March 31, 2010	December 31, 2009
Affiliated owners	$657	$1,114
Unaffiliated owners	12,515	13,027

Total due to owners, net	$13,172	$14,141

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Income Taxes

The Company’s effective income tax rates for the three months ended March 31, 2010 and 2009 were 2.22% and 8.08%, respectively. In May 2009, the Company received notification from the Internal Revenue Service that the 2007 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited has been selected for examination. As of March 31, 2010, the IRS had effectively completed its examination, pending final notification. As a result, the Company revised its estimate of unrecognized tax benefits by $1,558 and recognized a tax provision reduction of $1,558.

(6)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009
Revolving Credit Facility, Bonds Payable and Secured Debt Facility
Revolving Credit Facility, weighted average interest at 1.40% and 1.25% at March 31, 2010 and December 31, 2009, respectively	$97,000	$79,000
2005-1 Bonds, interest at 0.76% at March 31, 2010 and December 31, 2009	265,554	278,375
Secured Debt Facility, weighted average interest at 1.48% at March 31, 2010 and December 31, 2009	306,050	329,521

Total debt obligations	$668,604	$686,896

Amount due within one year	$74,488	$68,000

Amounts due beyond one year	$594,116	$618,896

Revolving Credit Facilities

A Company subsidiary, Textainer Limited (“TL”), has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at March 31, 2010 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $97,000 and $79,000 as of March 31, 2010 and December 31, 2009, respectively. The Company had no outstanding letters of credit under the Credit Facility as of March 31, 2010 and December 31, 2009.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $24,373 as of March 31, 2010.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at March 31, 2010. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. During March 2009, the Company repurchased $10,000 in original face amount or $6,167 in outstanding principal amount of the 2005-1 Bonds for $3,022 and recorded a gain on early extinguishment of debt of $3,100, net of the write-off of deferred debt financing costs of $45. Based on the outstanding principal amount at March 31, 2010 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). The Secured Debt Facility provided a total commitment in the amount of $475,000 as of March 31, 2010. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $161,179 as of March 31, 2010. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (i.e. July 2, 2010), with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.25% during the revolving period prior to the Conversion Date. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,081,520 as of March 31, 2010. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at March 31, 2010.

The following is a schedule by year, of future scheduled repayments, as of March 31, 2010:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending March 31:
2011	$—	$51,500	$22,988
2012	—	51,500	30,650
2013	—	51,500	30,650
2014	97,000	51,500	30,650
2015 and thereafter	—	60,083	191,562

	$97,000	$266,083	$306,500

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $529 and $450, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of March 31, 2009:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.23% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$162,000
Interest rate swap contracts with several banks, with fixed rates between 1.62% and 4.95% per annum, amortizing notional amounts, with termination dates through December 2014	349,120

Total notional amount as of March 31, 2010	$511,120

During May 2010, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 1.08% per annum, in amortizing notional amount of $25,000 and a term from May 17, 2010 through May 15, 2012.

The Company’s interest rate swap agreements had a fair value asset and liability of $135 and $9,975, respectively, as of March 31, 2010 and a fair value asset and liability of $731 and $8,971, respectively, as of December 31, 2009, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at March 31, 2010. The Company does not have any master netting arrangements with its counterparties and does not post or receive collateral under its interest rate swap contracts. The Company’s fair value assets and liabilities for its interest rate swap agreements are included in interest rate swaps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statement of income as unrealized (losses) gains on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: (i) Container Ownership, (ii) Container Management, (iii) Container Resale and (iv) Military Management. The following tables show segment information for the three months ended March 31, 2010 and 2009, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended March 31, 2010	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$49,161	$—	$—	$420	$—	$—	$49,581
Management fees	—	8,505	3,012	465	—	(5,574)	6,408
Trading container sales proceeds	—	—	3,812	—	—	—	3,812
Gains on sale of containers, net	5,147	11	—	—	—	—	5,158
Gains on sales-type leases, net	4,240	—	—	—	—	—	4,240

Total revenue	$58,548	$8,516	$6,824	$885	$—	$(5,574)	$69,199

Depreciation expense	$13,162	$194	$—	$5	$—	$(518)	$12,843

Interest expense	$2,654	$—	$—	$—	$—	$—	$2,654

Unrealized losses on interest rate swaps, net	$1,600	$—	$—	$—	$—	$—	$1,600

Segment income before taxes	$24,405	$404	$2,821	$337	$(626)	$346	$27,687

Total assets	$1,264,176	$111,443	$2,118	$677	$4,785	$(27,663)	$1,355,536

Purchases of long-lived assets	$32,746	$74	$—	$—	$—	$—	$32,820

Three Months Ended March 31, 2009
Lease rental income	$48,637	$—	$—	$458	$—	$—	$49,095
Management fees	—	9,558	1,459	452	—	(5,625)	5,844
Trading container sales proceeds	—	—	2,265	—	—	—	2,265
Gains on sale of containers, net	2,683	(3)	—	—	—	—	2,680
Losses on sales-type leases, net	(303)	—	—	—	—	—	(303)

Total revenue	$51,017	$9,555	$3,724	$910	$—	$(5,625)	$59,581

Depreciation expense	$11,428	$181	$—	$3	$—	$(460)	$11,152

Interest expense	$3,300	$—	$—	$—	$—	$—	$3,300

Unrealized gains on interest rate swaps, net	$1,329	$—	$—	$—	$—	$—	$1,329

Segment income before taxes	$23,562	$2,940	$1,079	$364	$(770)	$(481)	$26,694

Total assets	$1,169,301	$126,874	$2,143	$1,027	$2,405	$(26,363)	$1,275,387

Purchases of long-lived assets	$3,593	$186	$—	$—	$—	$—	$3,779

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(8)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $14,132 and $6,586 as of March 31, 2010 and December 31, 2009, respectively.

(b)	Container Commitments

At March 31, 2010, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2010 in the total amount of $20,010.

(c)	Trading Container Purchase and Commitments

On September 1, 2009, the Company entered into an agreement with a shipping line to purchase up to $9,172 of containers to be resold. The agreement expires at the end of August 2010 or when all the equipment has been delivered. At March 31, 2010, $1,791 of containers remain to be purchased under this agreement.

(9)	Share Option and Restricted Share Unit Plan

As of March 31, 2010, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At March 31, 2010, 611,433 shares were available for future issuance under the 2007 Plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500, which is subject to shareholder approval at the annual meeting of shareholders scheduled for May 19, 2010.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year.

Share-based compensation expense for the three months ended March 31, 2010 and 2009 of $2,193 and $814, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan. The increase in share-based compensation expense for the three months ended March 31, 2010 compared to the three months ended March 31, 2009 was due to forfeiture rate adjustments of $777 related to prior periods and additional share options and restricted share units that were granted under the 2007 Plan in November 2009.

The following is a summary of activity in the Company’s 2007 Plan for the three months ended March 31, 2010:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2009	1,502,916	$15.01
Options granted during the period	—	$—
Options exercised during the period	(51,001)	$12.67
Options forfeited during the period	—	$—

Balances, March 31, 2010	1,451,915	$15.09

Options exercisable at March 31, 2010	531,248	$15.76

Options vested and expected to vest at March 31, 2010	1,400,062	$15.11

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2009	1,346,506	$12.59
Share units granted during the period	—	$—
Share units vested during the period	(193,241)	$12.38

Balances, March 31, 2010	1,153,265	$12.63

Share units outstanding and expected to vest at March 31, 2010	1,032,938	$14.10

No share options or restricted share units were granted during the three months ended March 31, 2010. As of March 31, 2010, $11,844 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.8 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $21.55 per share as of March 31, 2010 was $3,075 and $9,374, respectively. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of March 31, 2010.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at March 31, 2010:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices
$7.10 - $7.10	41,231	$7.10	227,195	$7.10
$14.01 - $14.01	1,728	14.01	3,456	14.01
$16.50 - $16.50	488,289	16.50	1,002,360	16.50
$16.97 - $16.97	—	—	218,904	16.97

	531,248	$15.76	1,451,915	$15.09

The weighted average contractual life of options exercisable and outstanding as of March 31, 2010 was 7.6 years and 8.0 years, respectively.

(10)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended March 31,
	2010	2009
Net income	$27,073	$24,538
Other comprehensive income:
Foreign currency translation adjustments	(46)	(70)

Total comprehensive income	27,027	24,468
Less: comprehensive income attributable to noncontrolling interest	(2,834)	(3,627)

Total comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$24,193	$20,841

(11)	Dividend

On May 3, 2010, the Company’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on the Company’s issued and outstanding common shares, payable on May 26, 2010 to shareholders of record as of May 17, 2010.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1. “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2010 (our “2009 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “Textainer,” “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that has been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.5 million containers, representing over 2.2 million TEU, in our owned and managed fleet as of March 31, 2010. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 96,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 100,000 during the last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

Container Ownership. As of March 31, 2010, we owned containers accounting for approximately 46% of our fleet.

Container Management. As of March 31, 2010, we managed containers on behalf of 16 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of March 31, 2010, these managed containers account for approximately 54% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of March 31, 2010:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,174,331	27,567	1,201,898	54.3%
Owned	973,206	39,035	1,012,241	45.7%

Total fleet	2,147,537	66,602	2,214,139	100.0%

Our owned and managed lease fleet as of March 31, 2010 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	68.59%
Master leases	21.61%
Direct financing and sales-type leases	4.29%
Spot leases	5.51%

Total	100.00%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2010 and 2009:

	Three months ended March 31,
	2010	2009
Utilization	90.1%	90.7%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to the Company’s definition of EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net for the three months ended March 31, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized losses on interest rate swaps, net, unrealized losses (gains) on interest rate swaps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses (gains) on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per common share excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses (gains) on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income attributable to Textainer Group Holdings Limited common shareholders, net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry. Management believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per common share excluding unrealized losses (gains) on interest rate swaps, net may be useful performance measures because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized losses (gains) will net to zero and unrealized losses (gains) on interest rate swaps, net is a noncash, non-operating item. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per common share excluding unrealized losses (gains) on interest rate swaps, net provide useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per common share excluding unrealized losses (gains) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per common share excluding unrealized losses (gains) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2010	2009
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911
Adjustments:
Interest income	(8)	(34)
Interest expense	2,654	3,300
Realized losses on interest rate swaps and caps, net	2,753	3,903
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Income tax expense	614	2,156
Net income attributable to the noncontrolling interest	2,834	3,627
Depreciation expense	12,843	11,152
Amortization expense	1,577	1,610
Impact of reconciling items on net income attributable to the noncontrolling interest	(3,423)	(3,146)

EBITDA	$45,683	$42,150

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Impact of reconciling item on net income attributable to noncontrolling interest	(337)	220

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net	$25,502	$19,802

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.50	$0.44
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	0.03	(0.03)
Impact of reconciling item on net income attributable to noncontrolling interest	(0.01)	—

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net	$0.52	$0.41

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk

•	availability of credit to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2010 and 2009

The following table summarizes our total revenues for the three months ended March 31, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2010 and 2009
	2010	2009
	(Dollars in thousands)
Lease rental income	$49,581	$49,095	1.0%
Management fees	6,408	5,844	9.7%
Trading container sales proceeds	3,812	2,265	68.3%
Gain on sale of containers, net	5,158	2,680	92.5%
Gains (losses) on sales-type leases, net	4,240	(303)	1499.3%

Total revenues	$69,199	$59,581	16.1%

Lease rental income for the three months ended March 31, 2010 increased $486 (1.0%) compared to the three months ended March 31 2009. This increase included a $8,212 increase due to a 16.9% increase in fleet size and a $244 increase in handling income, partially offset by a $4,982 decrease due to a 3.0% decrease in per diem rental rates, a $1,795 decrease in geography income (drop-off charges and pick-up charges and credits), a $554 decrease due to a 0.6% percentage point decrease in utilization, a $391 decrease in finance lease income and a $375 decrease in Damage Protection Plan (“DPP”) income.

Management fees for the three months ended March 31, 2010 increased $564 (9.7%) compared to the three months ended March 31, 2009 primarily due to $961 in additional fees earned from managing the Amphibious Container Leasing Limited (“Amficon”) and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”) fleets, a

$828 increase due to higher sales commissions and a $82 increase due to higher acquisition fees due to higher container purchases, partially offset by a $1,029 decrease due to lower fleet performance and a $293 decrease due to a 6.2% decrease in the size of the fleets managed for container investors other than the Amficon and Capital Intermodal fleets.

Trading container sales proceeds for the three months ended March 31, 2010 increased $1,547 (68.3%) compared to the three months ended March 31, 2009. $3,130 of this increase was due to a 138.2% increase in unit sales, partially offset by a $1,583 decrease due to a decrease in average sales proceeds of $301 per unit.

Gain on sale of containers, net for the three months ended March 31, 2010 increased $2,478 (92.5%) compared to the three months ended March 31, 2009 primarily due to a $2,047 increase due to a 76.4% increase in units sold and a $431 increase due to a $33 increase in average sales proceeds per unit.

Gains (losses) on sales-type leases, net changed from net losses of $303 for the three months ended March 31, 2009 to net gains of $4,240 for the three months ended March 31, 2010. 9,898 containers were placed on sales-type leases during the three months ended March 31, 2010 compared to 903 units during the three months ended March 31, 2009. The average gain per unit was $428 during the three months ended March 31, 2010 compared to an average loss per unit of $335 during the three months ended March 31, 2009.

The following table summarizes our total operating expenses for the three months ended March 31, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2010 and 2009
	2010	2009
	(Dollars in thousands)
Direct container expense	$9,376	$7,822	19.9%
Cost of trading containers sold	2,983	2,003	48.9%
Depreciation expense	12,843	11,152	15.2%
Amortization expense	1,577	1,610	(2.0%)
General and administrative expense	5,348	5,325	0.4%
Short-term incentive compensation expense	766	595	28.7%
Long-term incentive compensation expense	2,075	841	146.7%
Bad debt (recovery) expense, net	(276)	667	(141.4%)

Total operating expenses	$34,692	$30,015	15.6%

Direct container expense for the three months ended March 31, 2010 increased $1,554 (19.9%) compared to the three months ended March 31, 2009 primarily due to a $1,225 increase in storage expense, a $177 increase in insurance expense and a $151 increase in agency expense, partially offset by a $228 decrease in DPP repair expense.

Cost of trading containers sold for the three months ended March 31, 2010 increased $980 (48.9%) compared to the three months ended March 31, 2009 due to an increase of $2,769 as a result of a 138.2% increase in unit sales, partially offset by a decrease of $1,789 due to a 30.5% decrease in the average cost per unit of sold containers.

Depreciation expense for the three months ended March 31, 2010 increased $1,691 (15.2%) compared to the three months ended March 31, 2009 primarily due to an increase in fleet size.

Short-term incentive compensation expense for the three months ended March 31, 2010 increased $171 (28.7%) compared to the three months ended March 31, 2009 due to a higher expected incentive compensation award for fiscal year 2010 compared to fiscal year 2009.

Long-term incentive compensation expense for the three months ended March 31, 2010 increased $1,234 (146.7%) compared to the three months ended March 31, 2009 primarily due to forfeiture rate adjustments to prior periods and additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2009.

Bad debt (recovery) expense, net for the three months ended March 31, 2010 changed from a net expense of $667 for the three months ended March 31, 2009 to a net recovery of $276 for the three months ended March 31, 2010 primarily due to collections on accounts during the three months ended March 31, 2010 that had previously been included in the allowance for doubtful accounts.

The following table summarizes other income (expense) for the three months ended March 31, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2010 and 2009
	2010	2009
	(Dollars in thousands)
Interest expense	$(2,654)	$(3,300)	(19.6%)
Gain on early extinguishment of debt	—	3,100	(100.0%)
Interest income	8	34	(76.5%)
Realized losses on interest rate swaps and caps, net	(2,753)	(3,903)	(29.5%)
Unrealized (losses) gains on interest rate swaps, net	(1,600)	1,329	(220.4%)
Gain on lost military containers, net	242	139	74.1%
Other, net	(63)	(271)	(76.8%)

Net other expense	$(6,820)	$(2,872)	137.5%

Interest expense for the three months ended March 31, 2010 decreased $646 (-19.6%) compared to the three months ended March 31, 2009. This decrease included a $520 decrease due to a decrease in average interest rates of 0.31 percentage points and a $126 decrease due to a decrease in average debt balances of $26,781.

During the three months ended March 31, 2009, the Company repurchased $10,000 in original face amount, or $6,167 in outstanding principal amount, of its 2005-1 Bonds and recorded a gain on early extinguishment of debt of $3,100, net of the write-off of deferred debt financing costs of $45.

Realized losses on interest rate swaps and caps, net for the three months ended March 31, 2010 decreased $1,150 (-29.5%) compared to the three months ended March 31, 2009. $822 of the decrease was due to a decrease in average interest rate swap notional amounts of $90,675 and $328 of the decrease was due to an increase in average interest rates of 0.39 percentage points.

Unrealized (losses) gains on interest rate swaps, net changed from net gains of $1,329 for the three months ended March 31, 2009 to net losses of $1,600 for the three months ended March 31, 2010 due to an increase in the fair value liability for interest rate swaps held for the three months ended March 31, 2010 compared to a decrease in the fair value liability for interest rate swaps held for the three months ended March 31, 2009 primarily due to a decrease in long-term interest rates during the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

The U.S. military informed us in March of 2010 and 2009 that 1,133 and 702 containers, respectively, that they leased from us were unaccounted for. Of this total, 696 were owned containers, 682 were managed for third party owners and 457 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains of $242 and $139 on the owned and subleased portion of these unaccounted for containers during the three months ended March 31, 2010 and 2009, respectively.

Other, net for the three months ended March 31, 2010 decreased $208 (-76.8%) compared to the three months ended March 31, 2009 primarily due to a $247 decrease in structuring fees paid by the Company’s subsidiary Textainer Marine Containers Limited (“TMCL”) to FB Transportational Capital LLC (“Fortis”) for container purchases.

The following table summarizes income tax expense and net income attributable to the noncontrolling interest for the three months ended March 31, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2010 and 2009
	2010	2009
	(Dollars in thousands)
Income tax expense	$614	$2,156	(71.5%)
Net income attributable to the noncontrolling interest	$2,834	$3,627	(21.9%)

Income tax expense for the three months ended March 31, 2010 decreased $1,542 (-71.5%) compared to the three months ended March 31, 2009. In May 2009, the Company received notification from the Internal Revenue Service that the 2007 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. As of March 31, 2010, the IRS had effectively completed its examination, pending final notification. As a result, income tax expense for the three months ended March 31, 2010 reflects a decrease of $1,558 related to the Company’s change in estimate for unrecognized tax benefits.

Net income attributable to the noncontrolling interest for the three months ended March 31, 2010 decreased $793 (-21.9%%) compared to the three months ended March 31, 2009 primarily due to a lower level of net income generated by TMCL.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2010 and 2009 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2010 and 2009
	2010	2009
	(Dollars in thousands)
Container ownership	$24,405	$23,562	3.6%
Container management	$404	$2,940	(86.3%)
Container resale	$2,821	$1,079	161.4%
Military management	$337	$364	(7.4%)

Income before taxes attributable to the container ownership segment for the three months ended March 31, 2010 increased $843 (3.6%) compared to the three months ended March 31, 2009. This increase consisted of a change in gains (losses) on sales-type leases, net from net losses of $303 for the three months ended March 31, 2009 to net gains of $4,240 for the three months ended March 31, 2010, a $2,464 increase in gains on sale of containers, net, a $1,150 decrease in realized losses on interest rate swaps and caps, net, a change in bad debt recovery (expense), net from a net expense of $667 for the three months ended March 31, 2009 to a net recovery of $276 for the three months ended March 31, 2010, a $646 decrease in interest expense, a $524 increase in lease rental income and a $247 decrease in structuring fees paid by TMCL to Fortis for container purchases, partially offset by a $3,100 gain from early extinguishment of debt recorded during the three months ended March 31, 2009, a change in unrealized (losses) gains, net from net gains of $1,329 for the three months ended March 31, 2009 to net losses of $1,600 for the three months ended March 31, 2010, a $1,995 increase in direct container expense and a $1,734 decrease in depreciation expense.

Income before taxes attributable to the container management segment for the three months ended March 31, 2010 decreased $2,536 (-86.3%) compared to the three months ended March 31, 2009. This decrease consisted primarily of a $1,122 increase in long-term incentive compensation expense due to forfeiture rate adjustments related to prior periods and additional share options and restricted share units that were granted under the 2007 Plan in November 2009 and a $1,053 decrease in management fees.

Income before taxes attributable to the container resale segment for the three months ended March 31, 2010 increased $1,742 (161.4%) compared to the three months ended March 31, 2009. This increase consisted of a $1,553 increase in sales commission due to a higher volume of container sales and a $467 increase in gains on container trading, net due to a higher volume of container sales partially offset by a decrease in average gross margin of $167 per unit. These increases were partially offset by a $163 increase in amortization expense and a $126 increase in overhead expenses.

Income before taxes attributable to the military management segment for the three months ended March 31, 2010 was relatively flat compared to the three months ended March 31, 2009.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 38% of our direct container expenses for the three months ended March 31, 2010 were paid in foreign currencies. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2009 Form 20-F. Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our operating expenses paid in foreign currencies are for transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2010 and 2009, our operating expenses paid in foreign currencies were spread among 17 currencies, resulting in some level of self-hedging. We do not engage in currency hedging. During the three months ended March 31, 2010 and 2009 we recognized foreign exchange losses of $108 and foreign exchange gains of $35, respectively.

Liquidity and Capital Resources

As of March 31, 2010, we had cash and cash equivalents of $56,056. Our principal sources of liquidity to date have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility (the “2008 Credit Facility”) extended to one of our subsidiaries, Textainer Limited. As of March 31, 2010, we had the following outstanding borrowings and borrowing capacities under the Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$97,000	$108,000	$205,000	$97,000	$24,373	121,373
Secured Debt Facility (1)	306,500	168,500	475,000	306,500	161,179	467,679
2005-1 Bonds (1)	266,083	—	266,083	266,083	—	266,083

Total	$669,583	$276,500	$946,083	$669,583	$185,552	$855,135

(1)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $450 and $529, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

The recent disruption in the credit markets has had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment. We are discussing the renewal of our Secured Debt Facility, which has a conversion date of July 2, 2010, and believe we will obtain acceptable, yet more costly, terms. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of continuing and further disruptions in the credit market.

The 2008 Credit Facility, the Secured Debt Facility and the 2005-1 Bonds require us to comply with certain financial covenants. As of March 31, 2010, we believe we were in compliance with all of the applicable financial covenants under the Credit Facility, Secured Debt Facility and 2005-1 Bonds.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
	(Dollars in thousands)
Net income	$27,073	$24,538
Adjustments to reconcile net income to net cash provided by operating activities	15,955	8,132

Net cash provided by operating activities	43,028	32,670
Net cash (used in) provided by investing activities	(7,422)	13,120
Net cash used in financing activities	(36,323)	(50,349)
Effect of exchange rate changes	(46)	(70)

Net decrease in cash and cash equivalents	(763)	(4,629)
Cash and cash equivalents, beginning of year	56,819	71,490

Cash and cash equivalents, end of the period	$56,056	$66,861

Cash Flows from Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2010 increased $10,358 (31.7%) compared to the three months ended March 31, 2009 primarily due higher net income and improved working capital management.

Cash Flows from Investing Activities

Net cash (used in) provided by investing activities changed from net cash provided by investing activities of $13,120 for the three months ended March 31, 2009 to net cash used in investing activities of $7,422 for the three months ended March 31, 2010 primarily due to a higher amount of container purchases, partially offset by higher proceeds from the sale of containers and fixed assets and higher receipt of principal payments on direct financing and sales-type leases.

Cash Flows from Financing Activities

Net cash used in financing activities decreased $14,026 (-27.9%) primarily due to proceeds from our 2008 Credit Facility of $18,000 for the three months ended March 31, 2010 compared to principal payments of $50,000 for the three months ended March 31, 2009, the extinguishment of 2005-1 Bonds for $3,022 for the three months ended March 31, 2009, a decrease of $1,625 in principal payments on our 2005-1 Bonds and proceeds from the issuance of common shares of $644 for the three months ended March 31, 2010, partially offset by net principal payments on our Secured Debt Facility of $23,500 for the three months ended March 31, 2010 compared to net proceeds of $25,500 for the three months ended March 31, 2009 and an increase in restricted cash of $7,546 for the three months ended March 31, 2010 compared to a $2,678 decrease in restricted cash for the three months ended March 31, 2009.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2010:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2011	2012	2013	2014	2015	2016 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Secured Debt Facility	$306,500	$22,988	$30,650	$30,650	$30,650	$30,650	$160,912
2005-1 Bonds	266,083	51,500	51,500	51,500	51,500	51,500	8,583
2008 Credit Facility	97,000	—	—	—	97,000	—	—
Interest on obligations (1)	33,605	7,646	6,790	5,920	3,871	2,950	6,428
Interest rate swap payables (2)	27,277	8,714	7,655	6,977	3,068	863	—
Office lease obligations	9,172	1,448	1,473	1,369	1,304	1,327	2,251
Trading container purchase commitments	1,791	1,791	—	—	—	—	—
Container purchase commitments	20,010	20,010	—	—	—	—	—
Container contracts payable	14,491	14,491	—	—	—	—	—

Total contractual obligations	$775,929	$128,588	$98,068	$96,416	$187,393	$87,290	$178,174

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 1.18%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.25%, for all periods, for all interest rate contracts outstanding as of March 31, 2010.

Off Balance Sheet Arrangements

As of March 31, 2010, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2009 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2009 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2009 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2010, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in our 2009 Form 20-F.

Interest Rate Risk

We have entered into several interest rate swap and cap agreements with several banks to mitigate the impact of changes in interest rates associated with our 2005-1 Bonds and Secured Debt Facility. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $349,120 as of March 31, 2010, with termination dates through December 15, 2014. Through the interest rate swap agreements we have obtained fixed rates between 1.62% and 4.95%. The net fair value liability of these agreements was $9,840 and $8,240 as of March 31, 2010 and December 31, 2009, respectively.

The notional amount of the interest rate cap agreements was $162,000 as of March 31, 2010, with termination dates through November 16, 2015.

Based on the debt balances and derivative instruments as of March 31, 2010, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $8,146, an increase in interest expense of $1,691 and an decrease in realized losses on interest rate swaps, net of $839.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2010, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Quantitative and Qualitative Disclosures About Credit Risk” included in our 2009 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information—Risk Factors” included in our 2009 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2010

Textainer Group Holdings Limited

/S/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer